SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of June, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: June 1, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Belledune Facility is Safe According to Federal Report

OAKVILLE, ONTARIO, May 21st, 2004 - Bennett Environmental Inc. welcomes a long-awaited report from the federal Canadian Environmental Assessment Agency (CEAA) released yesterday, which confirms that “there is no reason to conclude that the project [Bennett’s Belledune Facility] is likely to cause significant adverse transboundary environmental effects.” Results were based on technical information, and consideration of the operating conditions proposed by the Province of New Brunswick.

“This is the third party, independent review of our operations that some people have been seeking,” said Al Bulckaert, President and CEO of Bennett. “The results speak for themselves and the CEAA report should give people additional verification and assurances that the human health and environmental safety issues have been adequately addressed. The federal government findings are similar to those of the province and other related independent studies.”

Environment Minister Hon. David Anderson asked CEAA to review the project in order to determine whether there was any transboundary impact between New Brunswick and the Gaspé region in Quebec. The study team was comprised of experts from Fisheries and Ocean Canada, Environment Canada, Health Canada, Indian and Northern Affairs Canada, and Canadian Environmental Assessment Agency.

Mr. Bulckaert explained: “We co-operated fully and supported the initiative for the independent third party review which provides additional validation of our process.”

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Bill McIntyre at (506) 237-2964 or Claude Carpentier at (514) 425-0036.

Bennett Environmental Press Release	Page 1 of 1 PR 144 - 2004 05 21

For Immediate Release

Bennett Environmental Update

Oakville, Ontario, May 25, 2004 - Bennett Environmental Inc. is a North American leader in the high temperature treatment of contaminated soils. This update is being released in order to inform shareholders of recent progress made by Bennett on a several fronts including the restarting of the Saint Ambroise soil treatment facility, recent comments from Environment Canada and the status of construction at our new facility in Belledune, New Brunswick.

Restarting of Soil Treatment Facility

On the March 29, 2004, the Company announced that operations at the Saint Ambroise Quebec soil treatment facility would cease for an unscheduled shutdown due to delays in soil shipments from customers. As of last week, soil shipments have been arriving at the Company’s facility in sufficient quantities to resume soil treatment processing as of Friday May 28, 2004. Over this shutdown period, the Company was able to complete much of the two weeks of scheduled maintenance planned later this summer. As a result of the unplanned shutdown for the last two months the Company expects to show a small loss in earnings this quarter. The Company feels confident of achieving the analysts’ consensus this year of between $70 million to $85 million Can. in sales revenue and earnings per share of between $0.70 – $0.85 Can.

Comments from Environment Canada

On May 21, 2004, a long-awaited report from the federal Canadian Environmental Assessment Agency (CEAA) was released which confirms that there is no reason to conclude that the Belledune, New Brunswick facility is likely to cause significant adverse transboundary environmental effects. The federal government findings support those of the province and other related independent studies. This review, requested by the federal Environment Minister, Hon. David Anderson, took eight months to complete by a study team comprised of experts from Fisheries and Oceans Canada, Environment Canada, Health Canada, Indian and Northern Affairs Canada, and the Canadian Environmental Assessment Agency. However, in a statement made later on May 21st, Environment Minister Anderson made reference to establishing a review panel to again assess transboundary environmental effects of the Belledune facility. Apparently Mr. Anderson indicated that further study may be needed because Health Canada believes the data is too limited to state with absolute confidence that there are no human health concerns. Although these statements by the Environment Minister are confusing and troubling to the Company, specifically when we were told by Health Canada on several occasions that they did not require any additional information, we are endeavouring to determine what information Health Canada is lacking.

Belledune New Brunswick Construction Update

Construction at the facility is approximately 85% complete with the commissioning process to commence in mid-July. Staffing of key plant personnel has begun and over the July to October time-period, limited production test runs will occur. In October, following the anticipated receipt of an operating permit from the Province of New Brunswick, full production is expected to commence.

Bennett Environmental Press Release	Page 1 of 2 PR 145 - 2004 05 25

For Immediate Release

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

Bennett Environmental Press Release	Page 2 of 2 PR 145 - 2004 05 25